Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(expressed in U.S. dollars)

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3
Condensed consolidated interim statements of operations and comprehensive income	4
Condensed consolidated interim statements of cash flows	5
Condensed consolidated interim statements of changes in shareholders’ equity	6
Notes to the condensed consolidated interim financial statements	7-50

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

		June 30, 2026	December 31, 2025
	Note	$	$

Assets
Current
Cash and cash equivalents	3,23	60,311,712	91,234,090
Client cash deposits	3	6,935,781	5,615,054
Prepaid expenses and other assets	4	7,683,328	9,596,921
Public investments, at fair value through profit and loss	5,23,26	335,280	272,520
Other investments, at fair value through profit and loss	5,23,26	19,050,483	-
Digital assets	6	189,692,571	356,450,053
Digital assets loaned	6	136,267,166	87,326,227
Digital assets staked	6,7	30,277,746	38,986,741
Equity investments in digital assets funds, at FVTPL	6,7	41,282,835	75,411,946
Total current assets		491,836,902	664,893,552

Private investments, at fair value through profit and loss	5,23,26	15,147,378	29,372,628
Investment in associate	10	2,332,305	2,423,934
Digital assets	6	23,636	62,367
Digital assets loaned	6	9,538,658	32,761,543
Equity investments in digital assets funds, at FVTPL	6,7	19,294,087	56,570,104
Right-of-use asset	15	-	2,999,253
Intangible assets	9	-	400,208
Goodwill	9	35,080,194	35,080,194
Total assets		573,253,160	824,563,783
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11,26,27	5,127,267	9,270,110
Loans payable	12,23	-	2,611,009
Trading liabilities	23	23,409,429	24,122,640
ETP holders payable	13	397,243,174	622,304,667
Derivative liability	23	176,919	-
Warrant liability	14	4,688,356	13,599,316
Lease liability - current portion	15	-	553,973
Total current liabilities		430,645,145	672,461,715

Lease liability	15	-	2,548,215
Total non-current liabilities		-	2,548,215
Total liabilities		430,645,145	675,009,930

Share capital	21	226,542,565	222,974,359
Preferred shares	21	3,190,601	3,190,601
Share-based payments reserves	22	22,019,766	24,972,066
Accumulated other comprehensive income		(1,424,135)	(1,481,289)
Deficit		(107,720,782)	(100,101,884)
Total shareholders’ equity		142,608,015	149,553,853
Total liabilities and shareholders’ equity		573,253,160	824,563,783
Nature of operations and going concern	1
Commitments and contingencies	27

Approved on behalf of the Board of Directors:

“Johan Wattenstrom”	“Per von Rosen”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)/Income

(Expressed in U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
		$	$	$	$

Revenues
Staking and lending income	19	1,910,338	2,443,750	3,805,197	5,966,507
Management fees		1,106,552	2,129,392	2,463,268	4,662,247
Trading commissions		2,491,036	1,913,064	5,393,048	3,997,758
Other revenue		37,500	175,750	153,409	358,500
Revenues excluding realized and net change in unrealized gains (losses)		5,545,426	6,661,956	11,814,922	14,985,012

Realized and net change in unrealized (loss) gain on digital assets	16	(67,651,167)	70,904,037	(197,741,146)	(88,929,646)
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	17	(807,159)	41,940,996	(39,861,327)	(42,979,901)
Realized and net change in unrealized gain (loss) on ETP payables	18	70,809,191	(106,414,880)	244,922,047	173,809,075
Realized and net change in unrealized gain (loss) on derivative liabilities		(131,831)	-	(176,919)	-
Revenues from realized and net change in unrealized gains (losses)		2,219,034	6,430,153	7,142,655	41,899,528
Total revenues		7,764,460	13,092,109	18,957,577	56,884,540

Operating expenses
Operating, general and administration	20	7,051,046	7,791,363	15,538,744	14,114,188
Share based payments	22	1,448,989	3,435,448	2,985,533	8,550,656
Depreciation - equipment		-	755	-	858
Amortization - right-of-use assets	15	111,142	-	261,347	-
Amortization - intangibles	9	-	332,423	24,280	705,441
Fees and commissions		921,764	2,163,751	2,058,944	3,481,208
Foreign exchange (gain) loss		555,527	281,034	625,534	(378,134)
Total operating expenses		10,088,468	14,004,774	21,494,382	26,474,217
Operating income (loss)		(2,324,008)	(912,665)	(2,536,805)	30,410,323

Realized (loss) gain on investments	5	-	-	-	(478,182)
Unrealized (loss) gain on investments	5	(16,287,786)	-	(16,757,944)	2,702
Interest income		293,163	11,541	735,719	29,094
Interest expense	21	(129,927)	(115,253)	(465,627)	(234,042)
Other income		206,106	-	206,106	-
Gain on lease termination	15	146,213	-	146,213	-
Other expenses		(28,976)	-	(28,976)	-
Loss on investment in associate	10	(58,225)	-	(91,629)	-
Change in fair value of warrant liability	14	3,119,864	-	8,910,960	-
Bad debt recovery		2,820	-	128,854	-
Impairment loss	9	-	-	(375,928)	-
Total other (expenses) income		(12,736,748)	(103,712)	(7,592,252)	(680,428)
Net (loss) income for the period before taxes		(15,060,756)	(1,016,377)	(10,129,057)	29,729,895
Current income taxes		-	271,801	-	1,018,253
Net (loss) income for the period after taxes		(15,060,756)	(1,288,178)	(10,129,057)	28,711,642
Other comprehensive income
Cumulative translation adjustment		84,102	2,154,702	57,154	2,085,410
Net (loss) income and comprehensive (loss) income for the period		(14,976,654)	866,524	(10,071,903)	30,797,052

(Loss) income per share
Basic		(0.04)	(0.00)	(0.03)	0.09
Diluted		(0.04)	(0.00)	(0.03)	0.08

Weighted average number of shares outstanding:
Basic		388,045,989	330,104,321	387,286,397	327,902,724
Diluted		388,045,989	330,104,321	387,286,397	360,736,682

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

		Six months ended June 30,
		2026	2025
	Note	$	$

Cash (used in) provided by operations:
Net (loss) income for the period after taxes		(10,129,057)	$28,711,642
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	22	2,985,533	8,550,656
Impairment loss	9	375,928	-
Interest expense		-	215,712
Non-cash interest income		(921)
Depreciation - equipment		-	858
Amortization - right-of-use asset	15	261,347	-
Amortization - Intangible asset	9	24,280	705,441
Realized loss on investments, net	23	-	478,182
Unrealized loss (gain) on investments, net	23	16,757,944	(2,702)
Realized and net change in unrealized (loss) gain on digital assets	16	197,741,146	88,929,646
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	17	39,861,327	53,027,796
Realized and net change in unrealized gain (loss) on ETP payables	18	(244,922,047)	(173,809,075)
Staking and lending income	19	(3,805,197)	(16,657,583)
Management fee revenue		(2,463,268)	(4,662,247)
Non-cash ETP settlement		(106,211)	643,181
Non-cash trading fees		(98,668)	-
Change in fair value of warrant liability	14	(8,910,960)	-
Lease interest expense	15	106,111	-
Loss on investment in associate	10	91,629	-
Gain on lease termination	15	(146,213)
Unrealized loss on foreign exchange		545,889	1,597,507
		(11,831,408)	(12,270,986)
Adjustment for:
Purchase of digital assets	23	(34,559,755)	(97,085,731)
Disposal of digital assets	23	16,466,844	35,300,261
Disposal of equity investments	23	15,965,180	-
Purchase of investments	23	-	(551,611)
Change in client digital assets		-	1,010,499
Change in client cash deposit		(1,320,727)	-
Change in prepaid expenses and deposits		1,733,919	(2,285,738)
Change in accounts payable and accrued liabilities		(4,002,311)	3,987,322
Change in trading liabilities		(713,211)	2,179,722
Change in derivative liability		176,919	-
Change in loan payable		-	(215,712)
Net cash (used in) operating activities		(18,084,550)	(69,931,974)
Investing activities
Purchase other financial assets		(21,999,990)
Net cash paid for acquisition of subsidiaries	8	-	(544,964)
Net cash (used in) provided by investing activities		(21,999,990)	(544,964)
Financing activities
Proceeds from ETP holders		135,465,753	367,924,241
Payments to ETP holders		(122,960,495)	(290,482,938)
Loan repaid		(2,611,009)	(2,502,103)
Proceeds from investments		-	299,903
Proceeds from option exercises	22	-	5,860,199
Proceeds from warrant exercises	22	-	540,414
Lease payments	15	(326,047)	-
NCIB		-	(1,877,135)
Net cash provided by financing activities		9,568,202	79,762,581
Effect of exchange rate changes on cash and cash equivalents		(406,040)	1,156,757
Change in cash and cash equivalents		(30,922,378)	10,442,400
Cash, beginning of period		91,234,090	15,931,525
Cash and cash equivalents, end of period		60,311,712	$26,373,925

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Restricted Shares Unit (RSU)	Performance Share Unit (PSU)	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2025	385,827,975	$222,974,359	4,500,000	$3,190,601	$14,052,954	$9,109,269	$1,191,943	$31,552	$586,348	$24,972,066	$(1,481,289)	$—	$(100,101,884)	$149,553,853
DSU exercised	1,663,750	2,572,420	—	—	—	(2,572,420)	—	—	—	(2,572,420)	—	—		—
RSU conversion	554,264	995,786	—	—	—	—	(995,786)	—	—	(995,786)	—	—	—	—
RSUs cancelled	—	—	—	—	—	—	(106,211)		—	(106,211)	—	—	—	(106,211)
Options expired	—	—	—	—	(2,510,159)	—	—	—	—	(2,510,159)	—	—	2,510,159	—
Directors’ RSUs granted	—	—	—	—	—	—	140,532	—	—	140,532	—	—	—	140,532
Share-based payments	—	—	—	—	460,147	957,025	1,572,591	101,981	—	3,091,744	—	—	—	3,091,744
Net income (loss) and comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	57,154	—	(10,129,057)	(10,071,903)
Balance, June 30, 2026	388,045,989	$226,542,565	4,500,000	$3,190,601	$12,002,942	$7,493,874	$1,803,069	$133,533	$586,348	$22,019,766	$(1,424,135)	$—	$(107,720,782)	$142,608,015

Balance, December 31, 2024 (See Note 2(e))	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$—	$—	$728,133	$26,401,006	(294,045)	—	(163,448,031)	19,144,197
Acquisition of Neuronomics	186,034	442,722	—	—	—	—	—	—	—	—	—	—	—	442,722
DSUs cancelled	—	—	—	—	—	(589,765)	—	—	—	(589,765)	—	—	—	(589,765)
Warrants exercised	3,125,000	671,132	—	—	—	—	—	—	(130,718)	(130,718)	—	—	—	540,414
Options exercised	7,212,595	11,491,717	—	—	(5,631,518)	—	—	—	—	(5,631,518)	—	—	—	5,860,199
DSUs exercised	2,409,505	2,865,916	—	—	—	(2,865,916)	—	—	—	(2,865,916)	—	—	—	—
Share purchase agreement	1,607,717	3,909,861	—	—	—	—	—	—	—	—	—	—	—	3,909,861
NCIB	(675,900)	(1,877,135)	—	—	—	—	—	—	—	—	—	—	—	(1,877,135)
Share-based payments	—	—	—	—	3,747,773	5,392,642	—	—	—	9,140,415	—	—	—	9,140,415
Other	—	—	—	—	—	—	—	—	—	—	2,085,410	—	—	2,085,410
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	1,484,854	28,711,642	30,196,496
Balance, June 30, 2025	335,122,640	$170,798,879	4,500,000	$3,190,601	$15,020,683	$10,705,406	$—	$—	$597,415	$26,323,504	$1,791,365	$1,484,854	$(134,736,389)	$68,852,814

See accompanying notes to these condensed consolidated interim financial statementsShare

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s primary stock exchange listing is the CBOE Canada Exchange under the symbol “DEFI”. In May 2025, the Company dual listed its shares on the Nasdaq Capital Markets Exchange under the symbol of “DEFT” to gain improved access to U.S. capital markets. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2R2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at June 30, 2026, the Company has working capital of $61,191,757 (December 31, 2025 – working capital deficiency of $5,144,229), including cash of $60,311,712 (December 31, 2025 - $91,234,090) and accumulated deficit of $107,720,782 (December 31, 2025 - $100,101,884), and for the six months ended June 30, 2026 had a net loss and comprehensive loss of $10,071,903 (for the six months ended June 30, 2025 – net income and comprehensive income of $30,797,052). The Company’s current source of operating cash flow is dependent on the success of its business model and operations which are also influenced by cryptocurrency prices and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2025 and 2024, which were prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on August 13, 2026.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Reflexivity LLC, Valour Inc., Valour Europe AG, DeFi Middle East DMCC, Stillman Digital Inc., and Stillman Digital Bermuda Ltd., Valour Funds SPC. Neuronomics AG was 52.5% owned until September 30, 2025 by the Company and was consolidated on the basis of control. On September 30, 2025, the Company’s ownership in Neuronomics dropped to 44.68% and the investment was reclassified to investment in associate. Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. On February 8, 2026, the Company incorporated Valour Funds SPC to serve as its planned crypto fund. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. DeFi Holdings (Bermuda) Ltd. was dissolved on January 26, 2026. The Company is in the process of winding up Reflexivity LLC.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Bermuda, Reflexivity LLC, Valour Inc., Valour Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Arab Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

IFRS does not have clear and definitive guidance on the treatment of custodied digital assets. As such, the Company looked to industry practice and other standard setting bodies, such as SEC Staff Accounting Bulletins (“SAB”) and US GAAP for guidance on the treatment of these assets.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	New and future accounting change

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) - linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Adoption of this standard did not have a material impact on the Company’s condensed consolidated interim financial statements.

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2027 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

3.	Cash and cash equivalents

	30-Jun-26	31-Dec-25
Cash at banks	$26,995,621	$73,374,606
Money market funds	10,015,012	-
Cash at brokers	22,305,426	17,742,923
Cash at digital currency exchanges	995,653	116,561
	$60,311,712	$91,234,090

Money market funds

During the six months ended June 30, 2026, the Company purchased U.S. dollar denominated money market funds sponsored by a large U.S. financial institution investing primarily in U.S. treasuries. These funds can be sold without restriction at any time on a trade + 1 day basis.

Client cash deposits

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at June 30, 2026, the balance in client cash deposits was $6,935,781 (December 31, 2025 - $5,615,054).

4.	Prepaid expenses and other assets

	30-Jun-26	31-Dec-25
Prepaid insurance	$12,456	$167,500
Prepaid expenses	712,144	624,679
Trading receivables	6,368,280	8,214,295
Other assets	590,448	590,447
	$7,683,328	$9,596,921

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss

At June 30, 2026, the Company’s investment portfolio consisted of one publicly traded investment, twelve private investments, and two other investments for a total estimated fair value of $34,533,141 (December 31, 2025 – one publicly traded investment and twelve private investments for a total estimated fair value of $29,645,148).

During the six months ended June 30, 2026, the Company had a realized loss of $nil and an unrealized loss of $16,757,944 (June 30, 2025 – realized loss of $478,182 and an unrealized gain of $2,702) on private investments, public investments and other investments.

Public Investments

At June 30, 2026, the Company’s one public investment had a total fair value of $335,280.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		2,272,831 common shares and 667,000 warrants	$857,337	$335,280	100.0%
Total public investments			$857,337	$335,280	100.0%

At December 31, 2025, the Company’s one public investment had a total fair value of $272,520.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		1,334,000 common shares and 667,000 warrants	$729,965	$272,520	100.0%
Total public investments			$729,965	$272,520	100.0%

Private Investments

At June 30, 2026, the Company’s twelve private investments had a total fair value of $15,147,378.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$11,442,068	75.5%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	505,435	3.3%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	1.3%
ZKP Corporation	(i)	370,370 common shares	1,000,000	-	0.0%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	3.3%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	3.3%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	13.2%
Total private investments			$36,112,536	$15,147,378	100.0%

(i)	Investments in related party entities see Note 27

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss (continued)

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities see Note 27

Other investments, at fair value through profit and loss

At June 30, 2026, the Company’s two other investments had a total fair value of $19,050,483.

Other investments	Note		Cost	Estimated Fair Value	% of FV
STRC preferred shares		200,914 preferred shares	$19,999,990	$17,049,562	89.5%
Short-term investment		2,000,921 RWUSD	$2,000,000	$2,000,921	10.5%
Total other investments			$21,999,990	$19,050,483	100.0%

The Strategy Variable Rate Perpetual Stretch Preferred Shares Series A (trading symbol “STRC” – Nasdaq) are classified as a level 1 financial instrument in the fair value hierarchy classification and are measured at fair value through profit and loss. The preferred shares yield approximately 12% per annum.

For the six months ended June 30, 2026, the Company recognized $921 through interest income relating to the short-term investments. These short-term investments are redeemable on demand for USDC.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at June 30, 2026, the Company’s digital assets consisted of the below digital currencies, with a fair value of $365,799,777 (December 31, 2025 - $515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	June 30, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,532.6067	835,242	1,763.4867	1,520,530
Bitcoin (BTC)	2,841.2321	162,601,446	2,596.9563	223,491,846
Ethereum (ETH)	24,111.7434	37,703,596	21,329.9035	63,656,646
Cardano (ADA)	70,485,362.5805	10,140,610	69,150,950.0310	23,565,970
Polkadot (DOT)	3,411,870.2685	2,781,449	3,340,140.2001	6,035,593
Solana (SOL)	518,406.3543	37,989,379	169,185.2128	21,097,592
Uniswap (UNI)	417,198.0351	1,153,615	399,616.8814	2,332,473
USDC	1,352,765.0900	1,355,364	-	4,461,378
USDT	1,312,994.8200	8,996,999	-	18,098,752
Litecoin (LTC)	3,320.9310	139,889	11,073.8030	851,800
Dogecoin (DOGE)	55,183,269.9329	3,900,032	56,534,119.7635	6,828,612
Cosmos (ATOM)	4,432.0498	6,765	12,005.8560	23,143
Avalanche (AVAX)	642,546.4708	4,152,046	461,501.5177	5,740,226
Polygon (POL)	1,126,963.7988	78,467	304,295.6891	31,088
Ripple (XRP)	21,537,978.3318	22,224,461	21,146,529.3119	39,186,475
Enjin (ENJ)	547,510.1760	15,276	576,307.9792	15,849
Tron (TRX)	780,338.4568	246,911	663,171.3819	187,723
Terra Luna (LUNA)	-	-	141,177.2041	13,436
Shiba Inu (SHIB)	11,843,589,595.6000	49,749	20,643,542,012.0300	143,214
Pyth Network (PYTH)	5,692,004.2200	224,834	4,935,058.3767	280,805
AAVE (AAVE)	5,788.6349	493,690	4,429.5388	652,127
Algorand (ALGO)	2,293,753.2700	189,015	1,380,335.0800	153,904
Aptos Mainnet (APT)	675,834.2119	383,130	517,026.2356	875,222
Arweave (AR)	58,740.5700	112,940	64,940.4200	223,096
Aerodome (AERO0X91)	2,062,387.4640	953,854	2,113,572.4104	917,924
Arbitrum (ARB)	1,254,891.1425	93,471	1,489,777.0200	280,923
Bitcoin Cash (BCH)	382.1064	77,207	860.1464	511,921
Core (CORE)	12,867,452.4561	321,686	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	4,780,146.0600	892,077	3,939,395.2500	1,442,868
Europa Coin (EURC)	394,100.2100	461,097	605,795.2800	708,780
Fetch.ai (FET)	5,260,253.5000	902,660	4,619,586.9000	946,091
Filecoin (FIL)	119,272.3359	85,328	83,678.3922	109,612
The Graph (GRT)	1,321,747.5800	23,513	542,238.9100	18,229
Hedera (HBAR)	186,240,597.3179	13,082,365	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,884,501.7795	3,975,215	1,778,949.0942	4,866,716
Immutable (IMX)	478,719.2352	56,344	274,878.9400	61,176
Injective (INJ)	375,473.2886	1,724,699	335,577.3200	1,463,990
Jupiter (JUP)	2,860,870.6678	595,061	3,089,314.6000	583,880
Lido DAO (LDO)	502,129.4800	123,116	513,196.1600	300,384
Chainlink (LINK)	336,034.9790	2,407,021	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,709,206.3575	3,039,475	1,701,315.2684	2,553,372
Optimism (OP)	340,640.2800	32,427	173,791.6300	46,248
MANTRA (OM)	2,615,076.8533	17,521	453,091.4000	31,807
Pendle (PDL)	155,298.9333	201,143	182,478.7000	343,772
Quant (QNT)	1,921.5060	123,452	1,014.7880	71,156
Ripple USD (RLUSD)	100.0000	100	50,126.0000	50,126
RENDERSOL (RNDR)	1,727,339.4521	2,613,843	1,703,278.0201	2,193,856
THORChain (RUNE)	271,674.2000	103,318	269,953.8000	151,768
Sei Network (SEI1)	14,144,941.9713	681,786	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	682,323.0000	36,709	645,038.0000	37,735
Stacks (STX)	62,629.1000	10,108	47,106.4000	11,744
Sui (SUI)	18,721,952.8717	11,714,497	14,683,690.6345	16,459,983
Bittensor (TAO)	21,171.6448	4,286,246	22,107.9024	4,906,095
Gram (GRAM)	450,364.3730	695,538	454,318.1948	739,494
Wormhole (W)	9,576,799.9000	89,064	4,760,219.0000	157,563
Tether Gold (XAUT6)	48.4294	194,923	34.4628	149,372
dogwifhat (WIF)	2,628.4300	439	56,581.9600	15,277
Worldcoin (WLD2)	1,106,531.0667	457,330	2,002,365.2100	969,345
Stellar (XLM)	7,925,603.4900	1,434,425	3,704,385.3200	753,012
StarkNet (STRK1)	3,201,086.5156	95,072	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,704,071.2700	84,484	3,959,492.2712	300,086
Akash Network (AKT)	445,511.1180	267,708	375,586.0011	135,737
Kaspa (KAS)	31,304,410.4293	957,915	24,576,822.7965	1,064,176
Official Trump (TRUMP)	2,802.7700	4,801	2,309.3700	10,891
Mantle (MNT)	164,179.8520	68,315	259,308.9369	251,037
Story (IP)	11,538.4390	3,575	5,951.7992	10,187
Crypto.com (CRO)	1,585,392.1875	84,660	1,453,014.1410	132,805
Hyperliquid (HYPE)	70,152.6514	4,552,318	32,103.2182	830,677
UNUS SED LEO (LEO)	1,097.9552	10,282	670.9046	6,266
OKB (OKB)	119.3241	9,377	276.2829	30,051
IOTA (IOTA)	1,846,650.0000	65,741	1,233,469.0000	102,131
Ondo (ONDO)	3,505,449.8233	1,082,840	1,711,993.3233	634,291
Theta Token (THETA)	142,583.2000	18,108	100,410.4000	26,749
Celestia (TIA)	143,185.9200	52,077	111,295.8400	52,209
Flare (FLR)	5,608,868.9063	35,897	3,689,429.0635	39,108
Pi Network (PI)	132,721.4123	15,037	126,934.2148	25,895
Ethna (ENA)	1,840,789.1400	129,778	1,686,126.1900	340,092
Four (FORM)	21,094.7000	4,430	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,342,789.2266	1,230,433	1,776,320.7111	1,179,832
VeChain (VET)	8,763,114.2000	38,558	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	86,370.9300	3,584	445,601.2200	30,657
Pepe (PEPE)	92,108,970,413.2800	703	40,164,090,458.7000	24,082
Zcash (ZEC)	-	-	-	32,569
Canton (CC)	232,464.4850	32,583	-	-
Other Coins	5,588,906,834.8974	107,244	1,903,713,337.6790	48,131
Current		356,237,483		482,763,021
Solana (SOL)	94,500.0000	6,845,410	196,500.0000	24,471,703
SUI (SUI)	5,204,994.7222	2,693,248	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	23,636	271,406,137.0826	62,367
Long-Term		9,562,294		32,823,910
Total Digital Assets		365,799,777		515,586,931

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	June 30, 2026	December 31, 2025
	$	$
Current digital assets
Digital assets	189,692,571	356,450,053
Digital assets loaned	136,267,166	87,326,227
Digital assets staked	30,277,746	38,986,741
Total current digital assets	356,237,483	482,763,021
Non-current digital assets
Digital assets	23,636	62,367
Digital assets loaned	9,538,658	32,761,543
Total non-current digital assets	9,562,294	32,823,910
Total digital assets	365,799,777	515,586,931

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”). See Note 7 for further details.

	June 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	198,271.1758	$12,441,214	127,378.8747	$7,992,831	325,650.0506	$20,434,045
Fund A - Avalanche (AVAX)	493,987.8417	$2,808,344	8,956.2077	$50,916	502,944.0494	$2,859,260
		$15,249,558		$8,043,747		$23,293,305

Fund B - Solana (SOL)	406,960.7000	$26,033,277	175,869.0000	$11,250,340	582,829.7000	$37,283,617
		$26,033,277		$11,250,340		$37,283,617
Total		$41,282,835		$19,294,087		$60,576,922

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

The continuity of digital assets for the periods ended June 30, 2026 and December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	34,559,755	273,427,760
Digital assets disposed	(16,466,844)	(87,878,518)
Digital assets earned from staking, lending and fees	3,805,197	13,072,141
Realized gain (loss) on digital assets	(60,135,440)	48,283,105
Net change in unrealized gains and losses on digital assets	(137,605,706)	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	15,578,620	2,749,352
Digital assets in from (out to) ETP sales	10,378,596	-
Foreign exchange gain (loss) / Fees / Other	98,668	(1,532,614)
	$365,799,777	$515,586,931

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital assets held by counterparty for the periods ended June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Counterparty A	$88,856,439	$41,304,262
Counterparty C	1,001,519	3,460,154
Counterparty E	990,859	1,492,892
Counterparty F	12,966,107	25,061,967
Counterparty H	49,602,302	171,980,818
Counterparty J	41,944,334	-
Counterparty K	142,271,768	218,232,056
Counterparty M	706,127	4,954,135
Other	2,326,308	1,451,800
Self custody	25,134,014	47,648,847
Total	$365,799,777	$515,586,931

Digital Assets held by lenders

The Company has a loan payable to Global Capital LLC (“Genesis”) for which Genesis holds digital assets as collateral against the loan. In prior periods, the digital assets and the loan payable were recorded separately on the statement of financial position. The Company has a loan payable to Genesis for which Genesis held digital assets as collateral. The digital assets and loan payable were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the digital assets being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the digital assets being held as collateral against the loan payable. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

Following the court approved set-off, the remaining exposure for the Genesis loan is 68 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 75% to calculate it’s expected credit loss on digital assets held by Genesis based on management’s best estimate. The expected credit loss of $2,972,578 on these 68 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the consolidated statement of income.

As of June 30, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	990,859
Total	67.9793	990,859

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As at December 31, 2025, the 67.9793 Bitcoin held by Genesis as collateral against a loan has been written down to $1,492,892, the fair value of the loan and interest held with Genesis.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of June 30, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 0.5% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of June 30, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	780.7736	45,521,898	31.2%
Ethereum (ETH)	19,030.6963	29,758,418	20.4%
Solana (SOL)	274,177.8082	19,992,417	13.7%
Sui (SUI)	19,676,656.5831	11,472,059	7.9%
Ripple (XRP)	15,745,969.4444	16,238,818	11.1%
Bittensor (TAO)	19,079.1667	3,862,619	2.6%
Hedera (HBAR)	48,620,250.0000	3,418,004	2.3%
Internet Computer (ICP)	613,050.0000	1,298,930	0.9%
NEAR Protocol (NEAR)	1,151,826.6667	2,048,293	1.4%
Uniswap (UNI)	362,603.3333	1,002,417	0.7%
Virtuals Protocol (VIRTUAL)	1,650,210.0000	866,690	0.6%
Fetch.ai (FET)	4,444,000.0000	762,590	0.5%
Injective (INJ)	301,250.0000	1,383,762	0.9%
Curve DAO Token (CRV)	3,560,925.0000	664,469	0.5%
Kaspa (KAS)	22,735,533.3333	695,707	0.5%
Aerodome (AERO0X91)	2,016,970.0000	932,849	0.6%
Stellar (XLM)	3,401,482.5000	612,267	0.4%
Ondo (ONDO)	1,824,000.0000	563,434	0.4%
Jupiter (JUP)	2,732,805.1667	568,423	0.4%
Aptos Mainnet (APT)	470,697.0833	266,838	0.2%
AAVE (AAVE)	3,906.5000	332,982	0.2%
Pyth Network (PYTH)	4,586,600.0000	181,171	0.1%
THORChain (RUNE)	253,260.0000	96,315	0.1%
MANTRA (OM)	1,729,120.0000	11,585	0.0%
Hyperliquid (HYPE)	50,115.0685	3,252,869	2.2%
Total	136,244,299.1242	145,805,824	100%

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

The digital assets loaned are classified as follows:

Current
Bitcoin (BTC)	780.7736	45,521,898
Ethereum (ETH)	19,030.6963	29,758,418
Solana (SOL)	179,677.8082	13,147,007
Sui (SUI)	14,471,661.8608	8,778,811
Ripple (XRP)	15,745,969.4444	16,238,818
Bittensor (TAO)	19,079.1667	3,862,619
Hedera (HBAR)	48,620,250.0000	3,418,004
Internet Computer (ICP)	613,050.0000	1,298,930
NEAR Protocol (NEAR)	1,151,826.6667	2,048,293
Uniswap (UNI)	362,603.3333	1,002,417
Virtuals Protocol (VIRTUAL)	1,650,210.0000	866,690
Fetch.ai (FET)	4,444,000.0000	762,590
Injective (INJ)	301,250.0000	1,383,762
Curve DAO Token (CRV)	3,560,925.0000	664,469
Kaspa (KAS)	22,735,533.3333	695,707
Aerodome (AERO0X91)	2,016,970.0000	932,849
Stellar (XLM)	3,401,482.5000	612,267
Ondo (ONDO)	1,824,000.0000	563,434
Jupiter (JUP)	2,732,805.1667	568,423
Aptos Mainnet (APT)	470,697.0833	266,838
AAVE (AAVE)	3,906.5000	332,982
Pyth Network (PYTH)	4,586,600.0000	181,171
THORChain (RUNE)	253,260.0000	96,315
MANTRA (OM)	1,729,120.0000	11,585
Hyperliquid (HYPE)	50,115.0685	3,252,869
Total current digital assets on loan	130,944,804.4020	136,267,166
Long-Term
Solana (SOL)	94,500.0000	6,845,410
SUI (SUI)	5,204,994.7222	2,693,248
Total long-term digital assets on loan	5,299,494.7222	9,538,658
Total	136,244,299.1242	145,805,824

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins		Fair Value
	on loan	Fair Value	Share
Bitcoin (BTC)	420.0000	36,894,425	30.7%
Ethereum (ETH)	8,000.0000	23,879,570	19.9%
Solana (SOL)	326,500.0000	40,661,634	33.9%
SUI (SUI)	18,737,981.0000	18,652,141	15.5%
Total	19,072,901.0000	120,087,770	100%

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As of June 30, 2026, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	1.7% - 12%	335,818.4384	69,677,455	Grand Cayman	47.8%
Counterparty F	1.5% - 3.5%	12,229,651.4497	18,111,181	UAE	12.4%
Counterparty H	3.5% - 4.5%	6,220.0000	22,209,025	Switzerland	15.2%
Counterparty J	0.5% - 16%	12,229,651.4497	35,808,163	United States	24.6%
Total		24,801,341.3378	145,805,824		100%
Current
Counterparty A		241,318.4384	62,832,045	Grand Cayman	43.1%
Counterparty F		7,024,656.7275	15,417,933	UAE	10.6%
Counterparty H		6,220.0000	22,209,025	Switzerland	15.2%
Counterparty J		12,229,651.4497	35,808,163	United States	24.6%
Total current digital assets on loan		19,501,846.6156	136,267,166		93.5%
Long-term
Counterparty A		94,500.0000	6,845,410	Grand Cayman	4.7%
Counterparty F		5,204,994.7222	2,693,248	UAE	1.8%
Total long-term digital assets on loan		5,299,494.7222	9,538,658		6.5%
Total loaned digital assets		24,801,341.3378	145,805,824		100%

As of December 31, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	33.9%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	20.5%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	45.6%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13.5%
Counterparty F		10,411,989.4444	16,332,193	UAE	13.6%
Counterparty H		6,420.0000	54,804,103	Switzerland	45.6%
Total current digital assets on loan		10,548,409.4444	87,326,227		72.7%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20.4%
Counterparty F		8,327,991.5556	8,289,840	UAE	6.9%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27.3%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. The $69,146 ECL on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at June 30, 2026. These coins unlock intermittently through April 2028. The DLOM was determined using the Finnerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management feels that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy (Note 23).

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.6986	29,192,522	-	29,192,522	-	29,192,522
Counterparty F	BTC	60.0750	3,502,588	-	3,502,588	-	3,502,588
Counterparty H	BTC	220.0000	12,826,788	-	12,826,788	-	12,826,788
Counterparty A	ETH	11,024.8630	17,239,647	-	17,239,647	-	17,239,647
Counterparty F	ETH	2,005.8333	3,136,534	-	3,136,534	-	3,136,534
Counterparty H	ETH	6,000.0000	9,382,237	-	9,382,237	-	9,382,237
Counterparty A	SOL	274,177.8082	13,216,153	6,845,410	20,061,563	(69,146)	19,992,417
Counterparty F	SUI	12,227,585.5414	8,778,811	2,693,248	11,472,059	-	11,472,059
Counterparty J	XRP	15,745,969.4444	16,238,818	-	16,238,818	-	16,238,818
Counterparty J	TAO	19,079.1667	3,862,619	-	3,862,619	-	3,862,619
Counterparty J	HBAR	48,620,250.0000	3,418,004	-	3,418,004	-	3,418,004
Counterparty J	RNDR	-	-	-	-	-	-
Counterparty J	AVAX	-	-	-	-	-	-
Counterparty J	ICP	613,050.0000	1,298,930	-	1,298,930	-	1,298,930
Counterparty J	NEAR	1,151,826.6667	2,048,293	-	2,048,293	-	2,048,293
Counterparty J	UNI	362,603.3333	1,002,417	-	1,002,417	-	1,002,417
Counterparty J	VIRTUAL	1,650,210.0000	866,690	-	866,690	-	866,690
Counterparty J	FET	4,444,000.0000	762,590	-	762,590	-	762,590
Counterparty J	INJ	301,250.0000	1,383,762	-	1,383,762	-	1,383,762
Counterparty J	CRV	3,560,925.0000	664,469	-	664,469	-	664,469
Counterparty J	KAS	22,735,533.3333	695,707	-	695,707	-	695,707
Counterparty J	AERO	2,016,970.0000	932,849	-	932,849	-	932,849
Counterparty J	XLM	3,401,482.5000	612,267	-	612,267	-	612,267
Counterparty J	ONDO	1,824,000.0000	563,434	-	563,434	-	563,434
Counterparty J	JUP	2,732,805.1667	568,423	-	568,423	-	568,423
Counterparty J	APT	470,697.0833	266,838	-	266,838	-	266,838
Counterparty J	AAVE	3,906.5000	332,982	-	332,982	-	332,982
Counterparty J	PYTH	4,586,600.0000	181,171	-	181,171	-	181,171
Counterparty J	RUNE	253,260.0000	96,315	-	96,315	-	96,315
Counterparty J	MANTRA	1,729,120.0000	11,585	-	11,585	-	11,585
Counterparty J	WLD	-	-	-	-	-	-
Counterparty A	HYPE	50,115.0685	3,252,869	-	3,252,869	-	3,252,869
			136,336,312	9,538,658	145,874,970	(69,146)	145,805,824

As of June 30, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.98% to 8.81% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of June 30, 2026, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.6296	203,853	0.7%
Cardano (ADA)	63,789,432.0539	9,172,920	30.3%
Core (CORE)	12,392,246.8768	309,806	1.0%
Polkadot (DOT)	2,639,562.5380	2,151,771	7.1%
Solana (SOL)	200,949.4616	14,703,452	48.6%
Hedera (HBAR)	23,525,702.4326	1,643,270	5.4%
Internet Computer (ICP)	995,563.4768	2,092,674	6.9%
Total	103,543,588.4693	30,277,746	100%

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of June 30, 2026, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.53% - 6.34%	90,457,225.9390	15,136,769	Switzerland	50.0%
Counterparty M	2.09%	35.6000	55,668	United States	0.2%
Self custody	1.98% - 8.81%	13,086,326.9303	15,085,309	Switzerland	49.8%
Total		103,543,588.4693	30,277,746		100%

As of December 31, 2025, the digital assets staked by significant borrowing counterparty is as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbonding has commenced.

b)	Ethereum staking exposes the Company to an exit queue that can vary and has on average been 6 days during which time the coins do not earn any staking rewards.

c)	Polkadot, CORE, Ethereum and Hype staking may expose the Company to validator misconduct risk (slashing risk)

d)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

e)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of June 30, 2026 and December 31, 2025, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

	June 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	198,271.1758	$12,441,214	127,378.8747	$7,992,831	325,650.0506	$20,434,045
Fund A - Avalanche (AVAX)	493,987.8417	$2,808,344	8,956.2077	$50,916	502,944.0494	$2,859,260
		$15,249,558		$8,043,747		$23,293,305

Fund B - Solana (SOL)	406,960.7000	$26,033,277	175,869.0000	$11,250,340	582,829.7000	$37,283,617
		$26,033,277		$11,250,340		$37,283,617
Total		$41,282,835		$19,294,087		$60,576,922

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”) (continued)

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of equity investments for the periods ended June 30, 2026 and December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Staking income	2,729,105	19,784,212
Net change in realized and unrealized gain/loss	(42,341,780)	(68,261,188)
Management fees	(248,663)	(2,530,856)
Transfers out to Digital Assets	(15,578,620)	(2,749,352)
Closing Balance	$60,576,922	$131,982,060

8.	Acquisitions

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$816,372
Fair value of shares issued	442,722
Fair value of previously held investment	379,906
Fair value of shares issued	$1,639,000

Fair value of assets and liabilities assumed:
Cash	$271,408
Prepaid expenses and deposits	12,473
Goodwill	2,907,440
Trade and other payables	(69,418)
Non-controlling interest	(1,482,903)
Total net assets acquired	$1,639,000

Had the acquisition taken place on January 1, 2025, the Company would have consolidated $19,013 of revenues and net losses of $114,695.   As the acquisition took place March 7, 2025, the Company consolidated revenues of $19,013 and net income of $36,358 from March 7, 2025 through September 30, 2025, the date of deconsolidation.   No material acquisition costs are recognized in the statement of operations.

On October 1, 2025, the Company’s ownership of Neuronomics decreased to 44.68% and the Company no longer had control over this subsidiary. As a result of this loss of control on October 1, 2025, the Company deconsolidated the subsidiary from its condensed consolidated interim financial statements and recorded its investment in Neuronomics as an investment in associate (Note 10).

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

9.	Intangible assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$307,640	$3,722,456	$32,259,253	$36,289,349
Acquisition of Neuronomics	-	-	337,211	337,211
Additions	-	-	203,562	203,562
Deconsolidation of Neuronomics	-	-	(498,065)	(498,065)
Balance, December 31, 2025 and June 30, 2026	$307,640	$3,722,456	$32,301,961	$36,332,057

Accumulated Amortization	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2024	$(21,323)	$(3,641,701)	$(30,977,055)	$(34,640,079)
Amortization	(27,700)	(30,291)	(1,273,590)	(1,331,581)
Deconsolidation of Neuronomics	-	-	39,811	39,811
Balance, December 31, 2025	$(49,023)	$(3,671,992)	$(32,210,834)	$(35,931,849)
Amortization		(24,280)	-	(24,280)
Impairment loss	(258,617)	(26,184)	(91,127)	(375,928)
Balance, June 30, 2026	$(307,640)	$(3,722,456)	$(32,301,961)	$(36,332,057)
Balance, December 31, 2025	$258,617	$50,464	$91,127	$400,208
Balance, June 30, 2026	$-	$-	$-	$-

The Company acquired various intangible assets as part of its acquisition of Reflexivity. During the six months ended June 30, 2026, management determined that these intangible assets were impaired and recognized an impairment loss of $375,928.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2024	$37,157,779
Acquisition of Neuronomics	2,907,440
Deconsolidation of Neuronomics	(2,907,440)
Impairment	(2,077,585)
Balance, December 31, 2025 and June 30, 2026	$35,080,194

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill (continued)

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. During December 31, 2025, the review led to the recognition of an impairment loss of $2,077,585 at the Reflexivity CGU. The recoverable amount of each of the Company’s CGUs has been assessed by reference to the value in use (“VIU”).

The key assumptions used included in the year ended December 31, 2025 impairment test: AUM long term growth rate of 2%, annualized rate of staking return of 3.4%, percentage of AUM staked of 65%, expense growth rate of 2.0% and the discount rate used of 25.4%. The expected future cash flows were projected for five years in the 2025 test.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

10.	Investment in associate

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5% and Neuronomics was fully consolidated with the Company’s condensed consolidated interim financial statements (Note 8). On October 1, 2025, the Company’s ownership was reduced to 44.68% and as a result, Neuronomics was deconsolidated and accounted for as an investment in associate.

The Company’s ownership of Neuronomics during the periods ended June 30, 2026 and December 31, 2025 was 44.68%.

A continuity of the investment in Neuronomics as an associate is as follows:

Balance as at December 31, 2024	$-
Investment in associate	2,499,440
Share of loss for the year	(75,506)
Balance as at December 31, 2025	$2,423,934
Share of loss for the period	(91,629)
Balance as at June 30, 2026	$2,332,305

Summarized financial information for Neuronomics as at June 30, 2026 and for the six months ended June 30, 2026 is as follows:

	June 30, 2026	December 31, 2025
Current and total assets	$729,804	$514,391
Current and total liabilities	(52,812)	(111,333)
Total shareholders’ equity	(676,992)	(403,058)

Six months ended June 30,
2026
Revenue	$171,053
Operating expenses	(345,584)
Net loss	(174,531)

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

11.	Accounts payable and accrued liabilities

	30-Jun-26	31-Dec-25
Corporate payables	$5,127,267	$8,828,351
Related party payable (Note 21)	-	441,759
	$5,127,267	$9,270,110

12.	Loans payable

Margin loan

The Company has a $10,000,000 credit line for a margin loan from a crypto liquidity provider. As at June 30, 2026, the Company has drawn $nil (December 31, 2025: $2,611,009) on the credit line.  The loan is secured by the equity in the Company’s margin trading account.

Genesis loan

On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable at June 30, 2026 is $6,100,598 and secured with 67.98 BTC (December 31, 2025 - $6,100,598 and secured with 67.98 BTC ).

The Company has obtained a legally enforceable right to set off the digital assets being held as collateral against the loan payable. As such, the Company has netted the digital assets and loan payable on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable

The fair market value of the Company’s ETPs as at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Valour AAVE SEK	464,700	616,350
Valour Aerodome SEK	915,631	905,243
Valour Akash SEK	259,274	132,566
Valour Algorand SEK	186,791	152,328
Valour Aptos EUR	996	3,000
Valour Aptos SEK	362,963	857,715
Valour Arweave SEK	111,808	220,187
Valour Arbitrum SEK	89,099	277,287
Valour ASI SEK	850,219	931,407
Valour Avalanche EUR	57,713	142,626
Valour BCIX STOXX USD	273,778	373,434
Valour Avalanche SEK	4,369,138	9,220,824
Valour Binance EUR	51,630	84,953
Valour Binance SEK	564,621	1,156,463
Valour Bitcoin Carbon Neutral EUR	12,468	15,575
Valour Bitcoin Physical Carbon Neutral USD	738,410	889,656
Valour Bitcoin Cash SEK	37,188	83,327
Valour Bitcoin Staking SEK	2,601,274	3,881,877
Valour Bitcoin Zero EUR	12,057,201	20,476,740
Valour Bitcoin Zero SEK	142,922,107	199,124,760
Valour Bittensor SEK	4,166,452	4,879,220
Valour BTC Staking EUR	81,331	54,774
Valour Cardano EUR	78,356	201,420
Valour Cardano SEK	9,631,664	23,005,260
Valour Celestia (Tia) Sek	50,653	50,886
Valour Chainlink SEK	2,360,406	4,260,531
Valour Core SEK	56,696	206,379
Valour Cosmos EUR	5,730	5,112
Valour Cronos (Cro) Sek	81,992	131,790
Valour Curve DAO SEK	857,979	1,391,928
Valour Digital Asset Basket 10 EUR	206,403	476,270
Valour Digital Asset Basket 10 SEK	848,550	1,728,809
Valour Dogecoin EUR	151,903	203,516
Valour Dogecoin SEK	3,533,352	6,295,278
Valour Ethereum Physical Staking USD	154,586	292,932
Valour Enjin EUR	8,824	10,116
Valour Ethena (Ena) Sek	115,975	324,078
Valour Ethereum Zero EUR	1,203,361	2,527,907
Valour Ethereum Zero SEK	35,318,735	58,650,705
Valour Fantom SEK	73,704	292,946
Valour Filecoin SEK	82,425	104,428
Valour Flare SEK	35,212	38,686
Valour Floki SEK	25,714	30,504
Valour Four SEK	4,053	10,248
Valour Hedera EUR	7,753,413	1,181,185
Valour Hedera Physical Staking USD	1,635,356	2,431,247
Valour Hedera SEK	3,671,575	4,672,437
Valour Hyperliquid (Hype) Sek	4,395,597	763,491
Valour ICP SEK	1,670,343	1,938,780
Valour ICP USD	2,202,600	2,845,037
Valour Immutable SEK	55,588	60,145
Valour Injective SEK	1,670,471	1,446,640
Valour Iota SEK	65,104	101,737
Valour Jupiter SEK	565,821	569,432
Valour Kaspa SEK	941,281	1,060,250
Valour KRG BULL BTC X2 SEK	164,329	50,613
Valour KRG BULL ETH X2 SEK	219,224	14,830
Valour Lido SEK	116,505	290,233
Valour Litecoin SEK	84,738	207,192
Valour Mantle (Mnt) Sek	67,501	253,785
Valour Mantra SEK	15,354	30,117
Valour Near SEK	2,976,823	2,479,574
Valour OKB SEK	9,241	29,248
Valour Ondo (Ondo) Sek	1,014,480	614,176
Valour Optimism SEK	28,927	19,050
Valour Pendle SEK	194,895	338,093
Valour Pepe SEK	208,805	137,595
Valour Pi (Pi) Sek	15,023	25,329
Valour Polkadot EUR	31,613	48,121
Valour Polkadot SEK	2,598,526	5,705,512
Valour Polygon SEK	19,099	23,902
Valour PYTH SEK	215,813	276,689
Valour Quant SEK	123,228	70,819
Valour Render EUR	33,157	36,049
Valour Render SEK	2,556,809	2,170,348
Valour Ripple SEK	21,241,475	37,594,228
Valour SEI SEK	667,526	1,810,747
Valour Shiba Inu (Shib) Sek	44,451	51,886
Valour Short BTC SEK	845,666	987,903
Valour Sky SEK	36,327	37,632
Valour Solana EUR	2,672,819	5,795,075
Valour Solana SEK	92,059,449	169,092,078
Valour Stacks SEK	8,362	9,172
Valour Starknet SEK	91,018	216,327
Valour Stellar SEK	1,352,301	724,295
Valour Story SEK	-	7,514
Valour Sui EUR	58,464	174,515
Valour SUI SEK	12,846,097	25,440,018
Valour Tether SEK	174,970	128,098
Valour The Graph SEK	6,480	7,459
Valour Theta SEK	18,002	26,660
Valour Thorchain SEK	95,397	143,906
Valour Toncoin SEK	609,553	721,620
Valour Tron SEK	151,876	99,144
Valour Uniswap EUR	151,055	289,717
Valour Uniswap SEK	970,611	2,020,979
Valour Unus Sed Leo SEK	4,556	5,265
Valour Vechain (Vet) Sek	37,869	52,197
Valour Virtuals SEK	1,195,433	1,172,290
Valour Worldcoin SEK	438,323	950,460
Valour Wormhole SEK	82,790	133,785
	397,243,174	622,304,667

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the following European stock exchanges: Spotlight Exchange, Deutsche Borse Xetra, Gettex, Frankfurt Exchange, Euronext Amsterdam, Euronext Paris, London Stock Exchange, SIX Swiss Exchange and Lang and Schwarz Exchanges and the B3 exchange in Brazil. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding directly or indirectly the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

14.	Warrant liability

On September 25, 2025, the Company issued 34,246,577 warrants in association with the Company’s non-brokered private placement offering (Note 21). Each warrant entitles the holder to acquire 0.75 common share of the Company at a price of $2.63 for a period of three years.

On the date of issuance, the Company determined that the fair value of the warrant liability was $53,241,889 with the residual of $46,758,112 allocated to common shares. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an underlying share price of $2.125, an exercise price of $2.63, a risk-free rate of 3.66%, an expected volatility of 131.5%, an expected life of 3 years and an expected dividend yield of 0%.

As at June 30, 2026, the Company had the following common share purchase warrants and compensation options outstanding that are classified as liabilities:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrant liability	34,246,577	26-Sep-25	26-Sep-28	$2.63	4,688,356	$0.51	109.0%	2.25	0%	4.15%

	34,246,577				4,688,356

The expected volatility is based on historical share prices of the Company. The weighted average life of the outstanding warrants was 2.25 years at June 30, 2026.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

15.	Right-of-use asset and lease liability

In August 2025, the Company entered into a lease agreement for an office in Switzerland. The monthly rent payable under the terms of the lease was $66,258 (CHF53,280). The lease was for fixed term of five years commencing September 2025. The Company used a discount rate of 9% in determining the present value of the lease payments.

On May 31, 2026, the Company terminated this lease. As a result of the termination of the lease, the Company recorded a gain on termination of the lease of $146,213 in the consolidated statement of income.

Right-of-use asset

Total
Cost:
Balance, December 31, 2025	$3,206,581
Disposal	(3,206,581)

Balance, June 30, 2026	$-

Depreciation:
Balance, December 31, 2025	$207,328
Depreciation charge for the year	261,347
Disposal	(470,542)
Foreign exchange	1,867

Balance, June 30, 2026	$-

Net book value:
As at June 30, 2026	$-

Cost:
Balance, December 31, 2024	$-
Additions	3,208,882
Foreign exchange	(2,301)

Balance, December 31, 2025	$3,206,581

Depreciation:
Balance, December 31, 2024	$-
Depreciation charge for the year	207,328

Balance, December 31, 2025	$207,328

Net book value:
As at December 31, 2025	$2,999,253

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

15.	Right-of-use asset and lease liability (continued)

Lease liability

Lease liability as at December 31, 2024	$-
Additions	3,208,882
Interest expense	92,080
Lease payments	(198,774)
Lease liability as at December 31, 2025	$3,102,188
Interest expense	106,111
Lease payments	(326,047)
Disposal	(2,882,252)
Lease liability as at June 30, 2026	$-

	June 30, 2026	December 31, 2025
Current lease liability	$-	$553,973
Non-current lease liability	-	2,548,215
	$-	$3,102,188

Future undiscounted minimum lease payments for the lease agreements are as follows:

	June 30, 2026	December 31, 2025
Within one year	$-	$800,652
After one year but not more than five years	-	2,984,620
More than five years	-	-
	$-	$3,785,272

16.	Realized and net change in unrealized gains and (losses) on digital assets

		Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Realized gain on digital assets	$(25,674,785)	$5,022,014	$(60,135,440)	$32,273,072
Unrealized loss on digital assets	(41,976,382)	65,882,023	(137,605,706)	(121,202,718)
	$(67,651,167)	$70,904,037	$(197,741,146)	$(88,929,646)

17.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Unrealized loss on equity investments	$(2,984,343)	$37,829,025	$(40,113,108)	$(53,027,796)
Realized gain on equity investments	1,267,877	-	(2,228,661)	-
Staking revenue	1,006,409	4,431,627	2,729,105	10,691,076
Management fees	(97,102)	(319,656)	(248,663)	(643,181)
	$(807,159)	$41,940,996	$(39,861,327)	$(42,979,901)

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

18.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Realized gain / (loss) on ETPs	$20,803,293	$10,926,602	$52,322,223	$(6,800,443)
Unrealized gain / (loss) on ETPs	50,005,898	(117,341,482)	192,599,824	180,609,518
	$70,809,191	$(106,414,880)	$244,922,047	$173,809,075

19.	Staking and lending income

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Validator nodes	402,776	144,010	444,795	1,807,172
All other counterparties	1,507,467	2,299,737	3,360,307	4,159,332
Total	1,910,338	$2,443,750	$3,805,197	$5,966,507

20.	Expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Compensation and consulting	$3,901,839	$3,460,199	$8,440,565	$5,305,749
Marketing expenses	909,566	1,658,014	1,805,277	4,619,281
General and administration	574,088	664,254	961,928	1,203,972
Professional fees	1,501,961	1,628,105	3,746,897	2,446,103
Regulatory and transfer agent	107,281	178,408	430,532	285,532
Travel expenses	56,311	202,383	153,545	253,551
	$7,051,046	$7,791,363	$15,538,744	$14,114,188

21.	Share Capital

a)	As at June 30, 2026 and December 31, 2025, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares at par value, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances. The cumulative preference dividends have not been recognized by the Company to date.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2024	321,257,689	$153,294,666
Acquisition of Reflexivity LLC	186,034	442,722
DSU exercised	4,435,755	6,908,083
RSU conversion	112,500	216,250
Options exercised	9,237,595	14,735,950
Warrants exercised	3,125,000	671,132
Share purchase agreement	1,607,717	3,909,861
NCIB	(1,235,900)	(2,769,629)
Private placement	45,662,101	46,758,112
Share issuance costs	-	(4,192,788)
Treasury shares paid out	1,439,484	3,000,000
Balance, December 31, 2025	385,827,975	$222,974,359
DSU exercised	1,663,750	2,572,420
RSU conversion	554,264	995,786
Balance, June 30, 2026	388,045,989	$226,542,565

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

21.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On August 21, 2025, the Company entered a one-year period under the terms of the NCIB, allowing the Company to purchase up to 10 percent of the public float for the common shares as of August 21, 2025, or 31,673,791 common shares, purchased in aggregate. The price that the Company paid for repurchased common shares was the prevailing market price at the time of purchase. All purchased common shares were cancelled by the Company. The NCIB commenced again on August 21, 2025 and runs through August 21, 2026.

During the six months ended June 30, 2026, the Company did not purchase or cancel any shares (December 31, 2025 – 1,235,900 shares at an average price of $2.24).

On September 26, 2025, the Company closed a non-brokered private placement offering of 45,662,101 units, at a price of $2.19 per unit, for aggregate gross proceeds of $100,000,001. Each unit consists of one common share of the Company and three-quarter common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

The terms of the warrant agreement stated that if at any time during the term of the warrant, there is no effective registration statement, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability on issuance.

The Company also incurred transaction costs of $8,819,331 on the issuance. The transaction costs were allocated based on the fair value of the shares and warrant liability. $4,123,753 of transaction costs related to the shares were recorded as a reduction to the transaction price of the instruments within equity and $4,695,578 of transaction costs related to the warrant liability were expensed.

Stock options, DSUs, RSUs, PSUs, and Warrants

	Options			DSU		RSU		PSU		Warrants
	Number of Options	Weighted average exercise price (CAD)	Value of options	Number of DSU	Value of DSU	Number of RSUs and PSUs	Value of RSU	Number of RSUs and PSUs	Value of RSU	Number of warrants	Weighted average exercise price (CAD)	Value of warrants	Total Value
December 31, 2024	28,253,782	$1.32	16,904,428	13,126,012	$8,768,445	-	$-	-	$-	23,125,000	$0.20	$728,133	$26,401,006
Granted / vested	1,671,030	4.51	4,521,451	1,839,685	7,394,757	2,145,000	1,408,193	200,000	31,552	-	-	-	11,916,208
Exercised	(9,237,595)	1.14	(6,432,505)	(637,500)	(6,908,083)	(112,500)	(216,250)	-	-	(3,125,000)	0.23	(141,785)	(13,482,373)
Expired / cancelled	(950,000)	3.77	(940,420)	(4,435,755)	(145,850)	-	-	-	-	-	-	-	(1,086,270)
December 31, 2025	19,737,217	$1.32	$14,052,954	9,892,442	$9,109,269	2,032,500	$1,191,943	200,000	$31,552	20,000,000	$0.20	$586,348	$23,748,571
Granted / vested	450,000	1.03	460,147	-	957,025	1,128,594	1,713,123	-	101,981	-	-	-	3,130,295
Exercised	-	-	-	-	(2,572,420)	(554,264)	(995,786)	-	-	-	-	-	(3,568,206)
Forfeited	-	-	-	-	-	(187,500)	(106,211)	-	-	-	-	-	-
Expired / cancelled	(2,345,000)	1.41	(2,510,159)	(1,663,750)	-	-	-	-	-	-	-	-	(2,510,159)
June 30, 2026	17,842,217	$1.55	$12,002,942	8,228,692	$7,493,874	2,419,330	$1,803,069	200,000	$133,533	20,000,000	$-	$586,348	$20,800,501

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves

Stock option plan (continued)

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $304,449 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of CAD$4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,591,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month commencing one month from the grant date and upon completion of certain performance conditions. The performance conditions have not been met as of December 31, 2025 and as such, none of the options have vested. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month such that all options shall fully vest on the date that is 12 months from the date of grant.

These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 70,422 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in four equal instalments every three month such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $227,702 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On July 11, 2025, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.00 for a period of five years from the date of grant. The options shall vest in 12 months from the date of grant. These options have an estimated grant date fair value of $523,906 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 3.03%; and an expected average life of 5 years.

On April 15, 2026, the Company granted 450,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$1.03 for a period of five years from the date of grant. The options shall vest in eight equal instalments every three months such that all options shall fully vests on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $299,286 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 137%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

The Company recorded $460,147 of share-based payments related to stock options during the six months ended June 30, 2026 (six months ended June 30, 2025 - $3,747,773).

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at June 30, 2026:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Vested fair value at reporting date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
500,000	500,000	13-Aug-21	13-Aug-26	$1.58	469,962	$1.43	144%	5	0%	0.84%
210,000	210,000	13-Oct-21	13-Oct-26	$2.10	292,262	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	478,839	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	437,859	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	247,278	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	55,736	$0.17	150%	5	0%	3.60%
500,000	500,000	24-Nov-23	24-Nov-28	$0.29	102,077	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	1,599,727	$0.45	152%	5	0%	3.54%
100,000	100,000	12-Mar-24	12-Mar-29	$0.69	47,089	$0.69	154%	5	0%	3.47%
62,500	62,500	23-Apr-24	23-Apr-29	$0.77	30,202	$0.77	154%	5	0%	3.79%
250,000	250,000	1-May-24	1-May-29	$0.77	127,929	$0.77	154%	5	0%	3.63%
4,000,000	4,000,000	4-Jun-24	4-Jun-29	$1.26	3,445,474	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	-	$2.39	156%	5	0%	3.20%
100,000	75,000	4-Nov-24	4-Nov-29	$2.28	155,335	$2.30	150%	5	0%	3.04%
46,500	46,500	4-Nov-24	4-Nov-29	$2.28	72,368	$2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$4.50	355,534	$5.24	151%	5	0%	2.81%
35,000	35,000	6-Dec-24	6-Dec-29	$4.50	124,892	$5.24	151%	5	0%	2.81%
100,000	100,000	6-Jan-25	6-Jan-30	$4.59	304,449	$4.59	151%	5	0%	2.96%
850,000	850,000	28-Jan-25	28-Jan-30	$4.52	2,515,536	$4.52	150%	5	0%	2.89%
50,304	50,304	26-May-25	26-May-30	$4.97	162,653	$4.97	143%	5	0%	2.92%
50,304	50,304	26-May-25	26-May-30	$4.97	162,653	$4.97	143%	5	0%	2.92%
70,422	70,422	26-May-25	26-May-30	$4.97	227,702	$4.97	143%	5	0%	2.92%
200,000	-	11-Jul-25	11-Jul-30	$4.00	504,949	$4.00	143%	5	0%	3.03%
450,000		15-Apr-26	15-Apr-31	$1.03	82,437	$1.03	137%	5	0%	3.04%
17,842,217	13,475,030				12,002,942

The weighted average remaining contractual life of the options exercisable at June 30, 2026 was 2.6 years (December 31, 2025 – 2.7 years).

Warrants

As at June 30, 2026, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	6-Nov-23	6-Nov-28	$0.20	591,881	$0.17	151.9%	5	0%	3.87%
Warrant issue costs					(5,533)
	20,000,000				586,348

See Note 14 for warrant liability.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

In August 2025, the Company adopted the Omnibus Plan. Eligible participants of the Omnibus Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of DSUs is based on the share price on the grant date, unless stated otherwise.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $330,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $4,553,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 26, 2025, the Company granted 35,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $125,165 and vest in one year from the date of grant.

On May 26, 2025, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $715,000 and vested on completion of certain performance conditions. These conditions were met during the year ended December 31, 2025 and as such, the DSUs vested during this period.

On May 26, 2025, the Company granted 60,362 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $216,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On July 11, 2025, the Company granted 44,323 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $128,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

The Company recorded $957,025 in share-based compensation related to DSUs during the six months ended June 30, 2026 (six months ended June 30, 2025 - $5,392,642).

Restricted Share Units Plan (RSUs)

On May 20, 2025, the Company adopted the Omnibus Plan, which allows for the issuance of RSUs. Eligible participants of the plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting RSUs. The number of RSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of RSUs is based on the share price on the grant date, unless stated otherwise.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest on the closing price of the Company’s common shares hitting a specified price. The Company used a Monte Carlo simulation to determine the fair value of these RSUs. The awards were fair valued using the Monte Carlo simulation with the assumptions of a risk free rate of 2.4%, expected volatility of 130.0%, a random variable of nil, a dividend yield of 0.0% and a term of 3.16 years. These RSUs have not vested as of December 31, 2025.

On November 5, 2025, the Company granted 695,000 RSUs to consultants and officers of the Company. These RSUs have a grant date fair value of $1,216,250 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On November 5, 2025, the Company granted 300,000 RSUs to an officer of the Company. These RSUs have a grant date fair value of $525,000 and vest in four equal installments every three months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Restricted Share Units Plan (RSUs) (continued)

On November 28, 2025, the Company granted 150,000 RSUs to a consultant of the Company. These RSUs have a grant date fair value of $262,500, with 50,000 RSUs vesting immediately and the remaining 100,000 RSUs vesting six months from the grant date.

On January 1, 2026, the Company granted 26,188 RSUs to directors of the Company. These RSUs have a grant date fair value of $60,057 and vest on the grant date.

On January 6, 2026, the Company granted 53,572 RSUs to directors of the Company. These RSUs have a grant date fair value of $40,499 and vest on the grant date.

On April 7, 2026, the Company granted 73,834 RSUs to directors of the Company. These RSUs have a grant date fair value of $40,634 and vest on the grant date.

On April 15, 2026, the Company granted 350,000 RSUs to a consultant of the Company. These RSUs have a grant day fair value of $269,710 and vest in eight equal installments every three months, with the first installment vesting three months from the grant date.

On May 5, 2026, the Company granted 625,000 RSUs to a consultant of the Company. These RSUs have a grant day fair value of $489,063 and vest in eight equal installments every three months, with the first installment vesting three months from the grant date.

Performance Share Units Plan (PSUs)

On May 20, 2025, the Company adopted the share incentive plan, which allows for the issuance of PSUs. Eligible participants of the share incentive plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting PSUs. The number of PSUs that may be granted under the share incentive plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest when the Company hits specific milestones. As at December 31, 2025, these milestones have not been achieved and no amount has been expensed in relation to this grant. These PSUs will be cash settled with the officer and as such, have been recorded as an accrue liability and have not been included in share-based payment reserve at December 31, 2025.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest in four equal installments every three months following the grant date, with the first installment vesting three months from the grant date. These PSUs will be cash settled with the officer and as such, have been recorded as an accrued liability and have not been included in share-based payment reserve at December 31, 2025.

On November 5, 2025, the Company granted 200,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $151,000 and vest in four equal installments every four months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments

Financial assets and financial liabilities as at June 30, 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
June 30, 2026
Cash	$60,311,712	$-	$60,311,712
Client Cash Deposits	6,935,781	-	6,935,781
Other financial assets	2,000,921	17,049,562	19,050,483
Digital assets, digital assets loaned, and digital assets staked	-	365,799,777	365,799,777
Equity investments	-	60,576,922	60,576,922
Public investments	-	335,280	335,280
Private investments	-	15,147,378	15,147,378
Accounts payable and accrued liabilities	(5,127,267)	-	(5,127,267)
Loan payable	-	-	-
Lease liability	-	-	-
Warrant liability	-	(4,688,356)	(4,688,356)
Trading liabilities	-	(23,409,429)	(23,409,429)
ETP holders payable	-	(397,243,174)	(397,243,174)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations (Note 6 and Note 12). Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the six months ended June 30, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	274,177.8082	13,216,153	6,845,410	20,061,563	(69,146)	19,992,417
Counterparty E	BTC	67.97932	3,963,437.00	-	3,963,437	(2,972,578)	990,859

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at June 30, 2026, the Company had current assets of $482,885,431 (December 31, 2025 - $667,317,486) to settle current liabilities of $430,645,145 (December 31, 2025 - $672,461,715).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at June 30, 2026 and December 31, 2025:

	June 30, 2026
	Total	Less than 1 year	1-3 years
Cash	$60,311,712	$60,311,712	$-
Client cash deposits	6,935,781	6,935,781	-
Prepaid expenses	7,683,328	7,683,328	-
Digital assets, digital assets loaned, and digital assets staked	365,799,777	356,237,483	9,562,294
Public Investments	335,280	335,280	-
Private investments	15,147,378	-	15,147,378
Other financial assets	19,050,483	19,050,483	-
Equity investments	60,576,922	41,282,835	19,294,087
Accounts payable and accrued liabilities	(5,127,267)	(5,127,267)	-
Loan payable	-	-	-
Trading liabilities	(23,409,429)	(23,409,429)
Lease liability	-	-	-
ETP holders payable	(397,243,174)	(397,243,174)	-
Total assets / (liabilities)	$110,060,791	$66,057,032	$44,003,759

	December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,921	9,596,921	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$122,249,580	$6,031,153	$116,218,427

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At June 30, 2026, one investment made up approximately 0.03% (December 31, 2025 – one investment of 0.03%) of the total assets of the Company.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At June 30, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at June 30, 2026, a 1% change in interest rates could result in approximately $603,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to Canadian dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the U.S. dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at June 30, 2026 and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	June 30, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$988,138	$679,144	$1,156,641	$16,911,084	$6,644,235	$113,693
Private investments	505,435	—	—	—	—	—
Public investments	335,280	—	—	—	—	—
Prepaid	—	—	453,147	—	—	7,545
Accounts payable and accrued liabilities	544,371	—	(232,763)	—	—	(143,355)
ETP holders payable	—	—	—	(47,807,101)	(3,407,542)	—
Net assets (liabilities)	$2,373,224	$679,144	$1,377,025	$(30,896,017)	$3,236,693	$(22,117)

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

	December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(285,235,369)	(9,211,650)	-
Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(272,256,494)	$(4,661,328)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of June 30, 2026 would result in an estimated increase (decrease) in net income of approximately $2,325,000 (June 30, 2025 - $8,830,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public investments, private investments, and derivative liabilities are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.

iii.	Other investments are carried at fair value through profit and loss.

iv.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

v.	Warrant liability carried at its fair value.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at June 30, 2026 and December 31, 2025.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)

December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	$-	$-	$15,147,378	$15,147,378
Other investments	19,050,483	-	-	19,050,483
Digital assets	-	359,472,791	6,326,986	365,799,777
Equity investments	-	-	60,576,922	60,576,922
Publicly traded investments	335,280	-	-	335,280
Warrant liability	-	-	(4,688,356)	(4,688,356)
June 30, 2026	$19,385,763	$359,472,791	$77,362,930	$456,221,484

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	-	(419,093)
Additions	22,180,585	-
Unrealized loss on investments	(3,056,555)	-
Foreign exchange loss	(10,787)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$19,385,763	$272,520

Strategy Variable Rate Perpetual Stretch Preferred Shares Series A ( “STRC”)

During the six months ended June 30, 2026, the Company invested $ in STRC. As of June 30, 2026, the valuation of STRC was based on market price of STRC preferred shares. During the six months ended June 30, 2026, the Company recorded a loss of $2,950,428 through the statement of income related to the preferred shares. As at June 30, 2026, a +/- 10% change in the fair value of these preferred shares will result in a corresponding +/- $1,704,956 change in the carrying amount (December 31, 2025 - $nil).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,000 common share purchase warrants. As a result of this conversion, the Company revalues its investment in TenX based on the market price of the TenX shares at the end of each reporting period. During the six months ended June 30, 2025, the Company received an additional 938,831 TenX shares. As at June 30, 2026, the valuation of TenX was $335,280 (December 31, 2025 - $272,520). As at June 30, 2026, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $33,528 change in the carrying amount (December 31, 2025 - $27,252).

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Digital assets acquired	34,559,755	232,267,760
Digital assets disposed	(16,466,844)	(87,878,518)
Digital assets earned from staking, lending and fees	3,677,070	12,332,036
Realized gain on digital assets	(60,135,440)	49,635,380
Unrealized losses on digital assets	(140,304,931)	(260,376,909)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	30,731,127	2,749,352
Digital assets from settlement of ETPs	10,378,596	-
Fees and other	98,668	(1,532,613)
	$359,472,791	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	-	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(2,228,661)	31,217,931
Unrealized (loss)/ gain	(51,115,272)	(121,974,940)
Transferred to level 2	(30,731,127)	(2,749,352)
Foreign exchange loss	(523,862)	(527,269)
Equity investments disposed	(15,965,180)	(71,685,819)
Cash	15,965,179	50,865,445
Cash transferred to bank	(15,965,179)	-
Management fees	(248,663)	-
Digital assets earned from staking, lending and fees	2,857,232	740,105
	$82,051,286	$180,006,819

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 3 investments, financial liabilities at fair value	June 30, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(8,910,960)	(39,595,879)
	$4,688,356	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at June 30, 2026 and December 31, 2025.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,006,819

Luxor Technology Corporation	$505,435	Recent financing	Marketability of shares	0% discount
Amina Bank	11,442,068	Market approach	Marketability of shares	0% discount
ZKP Corporation	-	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	60,576,922	Market approach	Discount for lack of marketability	13% discount
Digital assets on loan	6,326,986	Market approach	Discount for lack of marketability	25% discount
June 30, 2026	$82,051,286

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026 the valuation of LTC was $505,435 (December 31, 2025 - $524,963). As at June 30, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $50,544 (December 31, 2025 - $52,496) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. During the year ended December 31, 2025 and the six months ended June 30, 2026, the Company impaired its investment in Amina due to the decrease in Amina’s assets under management. As at June 30, 2026, the valuation of Amina was $11,442,068 (December 31, 2025 - $24,285,752). As at June 30, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $1,144,207 (December 31, 2025 +/- $2,428,575) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. During the six months ended June 30, 2026, the Company impaired its investment in ZKP. As at June 30, 2026, the valuation of ZKP was $nil (December 31, 2025 - $1,000,000). As at June 30, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $nil change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at June 30, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and the six months ended June 30, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at June 30, 2026, the valuation of CH Technical was $nil (December 31, 2025 - $362,038). As at June 30, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $nil change in the carrying amount (December 31, 2025 - $36,204).

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at December 31, 2025, the valuation of Canada Stablecorp Inc. was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at June 30, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at June 30, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 26% discount for lack of marketability. As at June 30, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $605,769 change in the carrying amount (December 31, 2025 - $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 13% discount for lack of marketability. As at June 30, 2026, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $6,057,692 change in the carrying amount (December 31, 2025 - $13,198,205).

24.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

24.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

25.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the (a) CBOE Canada (formerly NEO Exchange) which requires one of the following to be met: (i) shareholders equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million, and (b) Nasdaq Capital Market which requires one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. There were no changes to the Company’s capital management during the three and six months ended June 30, 2026.

26.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
Reflexivity LLC	100
Valour Inc.	100
Valour Europe AG	100
DeFi Middle East DMCC	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Short-term benefits	$1,915,905	$627,902	$3,728,134	$1,118,933
Shared-based payments	938,483	648,674	1,942,333	914,280
	$2,854,388	$1,276,576	$5,670,467	$2,033,213

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

26.	Related party disclosures (continued)

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor and the President of the Company. The Company incurred no legal fees related to SovFi in the six months ended June 30, 2026 (December 31, 2025 - $20,000). The $20,000 was repaid by SovFi in full in May 2026. The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at June 30, 2026 and December 31, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2026 and December 31, 2025.

Investment	Nature of relationship to investment	Estimated Fair Value
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - June 30, 2026		$199,875

*	Private company

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2024		$1,199,875

*	Private company

27.	Commitments and contingencies

Management Contracts Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $3,913,000, all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi Technologies was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi Technologies had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi Technologies’ business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the input from its external legal counsel and the early stage of this dispute, the Company believes in the merits of its legal defenses and as such has not accrued for any potential loss in these financial statements. The Company cannot reasonably predict the likelihood or outcome of these activities. This litigation is at an early stage and the Company cannot presently estimate the likelihood of loss or amount of loss that may be incurred as a result of this lawsuit.

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. Stillman and Stillman Bermuda operate the trading platform. The Reflexivity research segment was discontinued effective January 1, 2026.

Information about the Company’s assets by segment is detailed below.

June 30, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	14,833,636	10,800,854	34,677,222	60,311,712
Client cash deposits	-	6,935,781	-	6,935,781
Public investments, at fair value through profit and loss	335,280	-	-	335,280
Prepaid expenses	671,631	6,476,257	535,440	7,683,328
Short term investments	17,049,562	-	2,000,921	19,050,483
Digital assets, digital assets loaned, and digital assets staked	-	9,997,391	355,802,386	365,799,777
Equity instruments	-	-	60,576,922	60,576,922
Investment in associate	2,332,305	-	-	2,332,305
Other non-current assets	27,628,273	-	22,599,299	50,227,572
Total assets	62,850,687	34,210,283	476,192,190	573,253,160
Accounts payable and accrued liabilities	1,577,771	1,356,952	2,192,544	5,127,267
Loans payable	-	-	-	-
Trading liabilities	-	23,409,429	-	23,409,429
Warrant liability	4,688,356	-	-	4,688,356
Lease liability	-	-	-	-
Derivative liability	-	-	176,919	176,919
ETP holders payable	-	-	397,243,174	397,243,174
Total liabilities	6,266,127	24,766,381	399,612,637	430,645,145

December 31, 2025	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	52,948,491	2,101	9,203,569	29,079,929	91,234,090
Client cash deposits	-	-	5,615,054	-	5,615,054
Public investments, at fair value through profit and loss	272,520	-	-	-	272,520
Prepaid expenses	562,981	75,343	8,267,050	691,547	9,596,921
Digital assets, digital assets loaned, and digital assets staked	-	65,040	14,066,946	501,454,945	515,586,931
Equity instruments	-	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-		2,423,934
Other non-current assets	28,172,752	-	-	36,680,278	64,853,030
Total assets	84,380,678	142,484	37,152,619	702,888,002	824,563,783
Accounts payable and accrued liabilities	2,151,846	49 421	5,458,569	1,610,274	9,270,110
Loans payable	-	-		2,611,009	2,611,009
Trading liabilities	-	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	-	13,599,316
Lease liability	-	-	-	3,102,188	3,102,188
ETP holders payable	-	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	49.421	29,581,209	629,628,138	675,009,930

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

Six months ended June 30, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	3,805,197	3,805,197
Management fees	-	-	2,463,268	2,463,268
Trading commissions	-	5,393,048	-	5,393,048
Other revenue	109,909	-	43,500	153,409
Revenues excluding realized and net change in unrealized (loss) gain	109,909	5,393,048	6,311,965	11,814,922
Realized and net change in unrealized loss on digital assets	-	(53,124)	(197,688,022)	(197,741,146)
Realized and net change in unrealized loss on equity investments	-	-	(39,861,327)	(39,861,327)
Realized and net change in unrealized gains on ETP payables	-	-	244,922,047	244,922,047
Realized and net change in unrealized loss on derivative liabilities	-	-	(176,919)	(176,919)
Revenues from realized and net change in unrealized (loss) gain	-	(53,124)	7,195,779	7,142,655
Total revenues	109,909	5,339,924	13,507,744	18,957,577

Expenses
Operating, general and administration	4,509,690	3,169,477	7,859,577	15,538,744
Share based payments	2,985,533	-		2,985,533
Amortization - right-of-use asset	-	-	261,347	261,347
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	17,750	624,897	1,416,297	2,058,944
Foreign exchange (gain) loss	538,353	(2,496)	89,677	625,534
Total operating expenses	8,051,326	3,816,158	9,626,898	21,494,382
Operating (loss) income	(7,941,417)	1,523,766	3,880,846	(2,536,805)

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(15,757,944)	-	(1,000,000)	(16,757,944)
Interest income	701,093	1,582	33,044	735,719
Interest expense	-	(3,485)	(462,142)	(465,627)
Other income	206,106		-	206,106
Gain on lease termination	-	-	146,213	146,213
Other expense	(28,976)	-		(28,976)
Loss on investment in associate	(91,629)	-	-	(91,629)
Change in fair value of warrant liabilities	8,910,960	-	-	8,910,960
Bad debt recovery	-	-	128,854	128,854
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	(6,060,390)	(1,903)	(1,529,959)	(7,592,252)
Net income after tax	(14,001,807)	1,521,863	2,350,887	(10,129,057)
Other comprehensive loss
Foreign currency translation loss	-	-	57,154	57,154
Net income and comprehensive income for the period	(14,001,807)	1,521,863	2,408,041	(10,071,903)

DeFi Technologies Inc.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2026 and 2025
(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

Six months ended June 30, 2025	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	(288,708)	936	(9,106)	238,820	-	(88,871,588)	(88,929,646)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	173,809,075	173,809,075
Unrealized gain on equity investments	-	-	-	-	-	(53,027,796)	(53,027,796)
Staking and lending income	-	-	-	-	-	16,657,583	16,657,583
Trading commissions	-	-	-	3,997,758	-	-	3,997,758
Management fees	-	-	-	-	41,130	4,621,117	4,662,247
Research revenue	-	358,500	-	-	-	-	358,500
Realized (loss) on investments, net	(478,182)	-	-	-	-	-	(478,182)
Unrealized (loss) on investments, net	2,702	-	-	-	-	-	2,702
Interest income	13,007	-	-	951	14,749	387	29,094
Total revenue	(751,181)	359,436	(9,106)	4,237,529	55,879	53,188,778	57,081,335
Expenses
Operating, general and administration	6,642,544	435,992	19,945	2,447,021	141,877	4,426,809	14,114,188
Share based payments	8,550,656	-	-	-	-		8,550,656
Depreciation - property, plant and equipment	-	-	-	755	-	103	858
Amortization - intangibles	703,214	-	-	2,227	-	-	705,441
Interest expense	294	-	-	1,092	-	232,656	234,042
Fees and commissions	18,963	-	-	498,404	-	3,607,022	4,124,389
Foreign exchange (gain) loss	(44,967)	-	-	893	4,807	(338,867)	(378,134)
							-
Total expenses	15,870,704	435,992	19,945	2,950,392	146,684	7,927,723	27,351,440
Income (loss) before other item	(16,621,885)	(76,556)	(29,051)	1,287,137	(90,805)	45,261,055	29,729,895
Gain on settlement of debt	-	-	-	-	-	-	-
Provision on accounts receivable	16,444,157	-	(16,444,157)	-	-	-	-
Net income (loss) for the year	(33,066,042)	(76,556)	16,415,106	1,287,137	(90,805)	45,261,055	29,729,895
Current taxes	-	-	13,543	1,003,748	761	201	1,018,253
Net income (loss) after tax	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	45,260,854	28,711,642
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	-	2,085,410	2,085,410
Net (loss) income and comprehensive (loss) income for the period	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	47,346,264	30,797,052

DeFi Alpha is a division within Valour Inc. looking for arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades.  The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

29.	Reclassification of Comparative Amounts

The comparative figures have been reclassified to conform with the presentation adopted for 2026.